Dechert LLP

4675 MacArthur Court, Suite 1400

Newport Beach, CA 92660

July 26, 2005

VIA EDGAR

Mr. Larry Green

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  TCW Convertible Securities Fund, Inc. (File No. 811-04980)

Mr. Green:

On behalf of TCW Convertible Securities Fund, Inc. (the “Registrant” or the “Fund”), set forth in the numbered paragraphs below are comments received from you regarding the Registrant’s preliminary proxy statement filed on Schedule 14A on July 11, 2005, followed by the Registrant’s responses. Revisions in response to these comments will be reflected in a definitive proxy statement filed on Schedule 14A under the Securities Exchange Act of 1934, as amended.

1.	COMMENT: Please provide a separate letter with the Tandy representations.

RESPONSE: Registrant will provide a separate letter with certain Tandy representations. Please see the attached exhibit.

2.	COMMENT: Please provide a cover letter with the definitive proxy statement.

RESPONSE: Registrant will provide a cover letter with the definitive proxy statement.

3.	COMMENT: On page 1, note that in addition to the fee for proxy solicitation services, the Fund will be responsible for out-of-pocket proxy solicitation expenses.

RESPONSE: The sentence regarding the fee for solicitation of proxies has been amended to read as follows: “The Fund will pay GS a fee of approximately $7,500, plus reimbursement for out-of-pocket expenses.”

4.	COMMENT: On page 5, please clarify whether “prudent use” is part of the Fund’s policy regarding borrowing activities and issuance of senior securities.

RESPONSE: The sentence regarding amendment of the Fund’s policy regarding borrowing activities and issuance of senior securities will be amended to read as follows: “Amendment of this policy will enable the Fund to apply leverage in the Adviser’s judgment to attempt to increase potential investment returns.”

5.	COMMENT: On page 6, please provide a plain English definition of “leverage.”

RESPONSE: On page 6, the penultimate sentence in the second paragraph under the heading “Effect of Amending the Current Restriction” has been amended to read as follows: “If this proposed fundamental policy is approved, the Fund would be permitted to borrow for leveraging purposes, which means that the Fund would be able to use borrowed money to increase its investments in securities.”

6.	COMMENT: On page 6, in the third paragraph under the heading “Effect of Amending the Current Restriction” please clarify whether there is a current intention for the Fund to issue preferred stock.

RESPONSE: There is no current intention for the Fund to issue preferred stock. Accordingly, the first sentence in this paragraph has been amended to read as follows: “In addition to borrowing, the amended policy would permit the Fund to issue senior securities such as a class of preferred stock, although there is no current intention for the Fund to issue preferred stock.”

7.	COMMENT: On page 7, please add a statement disclosing that the Adviser would have an incentive to apply leverage if Proposal 5 is approved.

RESPONSE: At the end of the penultimate paragraph under Proposal 2 the following sentence has been added: “If Proposal 5 is approved by shareholders, the Adviser would have an incentive to utilize leverage because the use of leverage would increase the fee paid by the Fund to the Adviser.

8.	COMMENT: In Proposal 3, please clarify the additional investment flexibility the Fund is seeking.

RESPONSE: The additional investment techniques that have been identified by the Adviser as being under consideration if Proposal 3 is approved are disclosed in the fifth paragraph under Proposal 3. Further, certain investment risks that may be associated with these techniques are disclosed in Appendix A to the proxy statement.

9.	COMMENT: In the fifth paragraph under Proposal 3, please explain that high yield securities involve higher risk than investment grade securities.

RESPONSE: A parenthetical has been added after “high yield debt securities” in the fifth paragraph under Proposal 3 as follows: “(high yield securities are those rated below investment grade, and are subject to greater risk than higher rated securities).”

10.	COMMENT: Please add disclosure to Appendix A addressing the risk of foreign securities.

RESPONSE: The requested disclosure has been added.

11.	COMMENT: In the proposed amended investment policy under Proposal 3, please provide a list of the types of securities in which the Fund may invest.

RESPONSE: The additional types of securities currently under consideration by the Adviser should Proposal 3 be approved are included in the proposed amended policy. However, this is not an exclusive list, and as disclosed in the proposed amended policy, the Fund may invest in any types of securities which in the Adviser’s judgment are consistent with the Fund’s investment objective.

12.	COMMENT: In the last paragraph under Proposal 4, please clarify that put options purchased by the Fund may be either “listed” or “over-the-counter.”

RESPONSE: The pertinent sentence has been amended to read: “The Fund may from time to time, (1) write (sell) covered call options on securities that it owns or has an immediate right to acquire though conversion or exchange of other securities that it owns; or (2) purchase listed or over-the-counter put options on such securities.”

13.	COMMENT: Please clarify that if the Fund engages in borrowing, the cost will be borne by the common shareholders.

RESPONSE: The following sentence has been added at the end of the second paragraph under the heading “Risks” on page 7: “Further, all expenses associated with borrowing, such as interest expenses and transaction costs, will be borne solely by the holders of the Fund’s common stock.”

14.	COMMENT: The Audit Committee charter states that the Audit Committee will not consider a shareholder nominee who has been previously considered by the Committee. How would a shareholder know if this were the case?

RESPONSE: The provision in question is intended primarily to address situations where a shareholder or group of shareholders submits the same nominee multiple times, in which case the nominating shareholder(s) would be aware that the nominee has been previously submitted. In the event that a shareholder or group of shareholders submits a nominee that was previously considered by the Committee but where the nominating shareholder(s) were not aware of that fact, the Committee would communicate that fact to the nominating shareholder(s).

15.	COMMENT: In the second paragraph under the heading “Audit Committee Report”, please note that the conduct of the Audit Committee is governed by the Sarbanes-Oxley Act and the Public Company Accounting Oversight Board, and that the Audit Committee has oversight responsibility for the issues listed in this paragraph.

RESPONSE: The following sentence has been added as a new fourth sentence of this paragraph: “The Audit Committee is required to conduct its operations in accordance with applicable requirements of the Sarbanes-Oxley Act and the Public Company Accounting Oversight Board, and the members of the Audit Committee are subject to the fiduciary duty to exercise reasonable care in carrying out their duties.”

16.	COMMENT: Please explain how abstentions are voted on adjournment.

RESPONSE: The paragraph titled “Adjournment” has been amended to read as follows:

The vote required to adjourn the Meeting is a majority of all the votes cast on the matter by stockholders entitled to vote at the Meeting who are present in person or by proxy. If a quorum is not present in person or by proxy at the time the Meeting is called to order, the chairman of the Meeting or the stockholders may adjourn the Meeting. In such a case, the persons named as proxy holders will vote all proxies in favor of the adjournment. If a quorum is present but there are not sufficient votes to approve a proposal, the chairman of the Meeting may, with respect to that proposal, adjourn the Meeting or the persons named as proxy holders may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In such a case, the persons named as proxy holders will vote those proxies which they are entitled to vote in favor of the proposal “FOR” the adjournment, and will vote those proxies required to be voted against the proposal “AGAINST” the adjournment as to that proposal, and broker non-votes and abstentions will not be voted either for or against the adjournment.

17.	COMMENT: Please expand the description of Proposal (3) of the proxy card.

RESPONSE: Proposal (3) has been amended to read as follows: “Amendment of the Fund’s investment objective and policies to expand the types of securities in which the Fund may invest to include any securities believed by the Adviser to be consistent with the Fund’s investment objective.”

* * *

If you have any questions or further comments, please contact the undersigned at 949.442.6060.

Sincerely,

/s/ Douglas P. Dick

Douglas P. Dick

cc:	Philip K. Holl

TCW Convertible Securities Fund, Inc.

865 South Figueroa Street

Los Angeles, California 90017

Via EDGAR

July 21, 2005

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0506

Re:    TCW Convertible Securities Fund, Inc. (the “Registrant”) (File No. 811-04980)

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the preliminary proxy statement filed on Schedule 14A under the Securities Exchange Act of 1934 on July 11, 2005 (the “Proxy Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•	If, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Alvin R. Albe, Jr.

Alvin R. Albe, Jr.
President

cc:	Philip K. Holl
Douglas P. Dick